Glencar mining plc

26 Upper Mount Street, Dublin 2, Ireland
Tel: 353 1 661 9974, Fax: 353 1 661 1205, e-mail: info@glencarmining.ie

02 SEP -4 AM 9:36

02049706

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3-6
450 Fifth Avenue
Washington DC
USA

SUPPL

20 August 2002

82-1421

PROCESSED
SEP 1 2 2002
THOMSON FINANCIAL

~~File Reference No. 82-1412~~

Dear Sirs,

In accordance with our undertaking in connection with our exemption under Rule 12 G 3.2 (b), I now enclose copies of recent filings on Glencar as follows:

1. Preliminary Announcement dated 28 June 2002
2. Annual Report dated 28 June 2002
3. Announcement dated 1 August 2002.

Yours faithfully,

dlw 9/6

Hugh McCullough

GLENCAR MINING PLC

02 SEP -4 AM 9:36

Preliminary Results for the Year Ended 31 December, 2001

I am pleased to be able to present this report and I welcome the opportunity it gives to meet with and present to shareholders some further details of the events of the last six months or so. In June 2001, we announced that the Wassa Project was being sold as a going concern. We also stated that it had been agreed with the bank lenders to the project that the guarantee on the Wassa financing given by Glencar to the banks would be released upon completion of sale provided that Glencar complied with certain conditions relating to the management of Wassa project during the sale.

The sale of Wassa to Golden Star Resources Ltd., announced on 27th November 2001, is now in the final stages of legal execution and we expect all stages of the sale to be fully concluded by mid July. It is Golden Star's intention, following a successful Feasibility Study, to invest in a Carbon-in-Leach (CIL) plant on the Wassa site, thereby ensuring significantly higher metallurgical recoveries than is possible with heap leach technology. This CIL plant will also be able to re-treat the heaps which contain significant quantities of gold which the heap leach method leaves behind. We wish Golden Star every success in the Wassa Project.

Upon completion of the sale of Wassa, we expect that the lenders to the Wassa Project will release Glencar from its guarantee on the Wassa financing. The agreement to effect this cannot be concluded until the sale of Wassa is completed. We also have agreement with Standard Bank London Limited that the Convertible Loan Note held by them from Glencar will be converted into 24.3 million shares in Glencar. A Special Resolution approving that agreement and the issue of the shares to Standard Bank was passed by shareholders in July 2001. Upon successful finalisation of all these matters, Glencar will be debt-free. Standard Bank London Limited will hold approximately 19.8% of the enlarged equity in the Company and CDC Group plc will hold warrants over 5 million Glencar shares, exercisable at Stg2 pence per share for a three year period.

Because of the uncertainty surrounding the release of the Company's guarantees on the Wassa debt and the timing of the final sale of the Wassa property, we had delayed the preparation of the Company's accounts so that the Balance Sheet would reflect the real position of the Company, following the conclusion of all the arrangements surrounding the sale of Wassa. As the sale of the Wassa Project has not been fully completed, the financial statements do not reflect the effect of the impending sale and the release of the Company's guarantees in relation to the Wassa debt. We have again included an unaudited proforma balance sheet to enable the shareholders to evaluate the financial position of the Group as at 31 December 2001 if the transaction had been completed by the year end. It has been a momentous year on many fronts and I am aware it has been one of some disappointment for our shareholders who have seen the value of their holdings remain at very low levels. I am pleased to report that I believe we have now turned the corner and we are set on course to commence the rebuilding of the Company and to give some hope and expectation to shareholders of better things to come.

We are in discussion with a third party concerning the Navan zinc project held by our subsidiary, Rennicks and Bennett Limited. We are confident that these discussions will lead to an arrangement which will be of benefit to Glencar.

Philip O'Quigley resigned as an executive of the Company in November 2001. He remains as a non-executive director and we are very pleased to be able to retain his counsel at Board level. The Board is grateful for the contribution made by Philip over his four years as Finance Director.

We have experienced a very disappointing and frustrating period over the last twelve months or so. The parent company guarantee given by Glencar on the Wassa financing could have brought about the liquidation of the Company. Through our negotiations with the lenders and our continuing cooperation with them in achieving the maximum value from the sale, we have been able to secure their agreement, subject to the satisfactory completion of the sale of Wassa, to the effective release of the guarantee and, as a consequence, the survival of the Company. That has been our primary objective over this period and we are pleased to be nearing its realisation. The next task is the rebuilding of the Company and the restoration of shareholder value.

We have examined a number of potential investment opportunities which would allow Glencar the opportunity to restore some shareholder value. Some of these investigations have developed further than others but it is not possible, at this stage, in the absence of definitive agreements being signed, to give further details of the most likely project to be selected. Suffice to say that we will do

everything possible to provide real opportunity for growth in the Company's asset base. It is anticipated that during the next twelve month period, some additional financing will be carried out in conjunction with any new project acquisition.

We believe that all the essential elements of the development strategy will be in place by the beginning of September next. We expect to be in a position to present the Board's proposals for Glencar's future at that time.

Hugh McCullough
28 June 2002

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 *US$*	*2000* *US$*
TURNOVER	21,777,176	31,075,637
COST OF SALES – Operating Costs	(17,684,979)	(23,338,812)
Depreciation, amortisation and Reclamation	(555,773)	(5,207,957))
	(18,240,752)	(28,546,769)
OPERATING PROFIT	3,536,424	2,528,868
EXCEPTIONAL ITEMS	(21,030,430)	(19,712,890)
ADMINISTRATIVE EXPENSES	(819,351)	(756,820)
OTHER INCOME	66,843	199,781
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST	(18,246,514)	(17,741,061)
INTEREST RECEIVABLE AND SIMILAR INCOME	2,755,155	122,339
BANK INTEREST PAYABLE	(4,008,437)	(3,362,425)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(19,499,796)	(20,981,147)
TAXATION	-	(510)
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION	(19,499,796)	(20,981,657)
MINORITY INTEREST	6,665,422	8,521,452
LOSS FOR THE FINANCIAL YEAR	(12,834,374)	(12,460,205)
LOSS PER SHARE (CENTS)	(13.1)	(14.2)
DILUTED LOSS PER SHARE (CENTS)	(13.1)	(14.2)

The results are derived solely from continuing operations. The group has no recognised gains or losses other than the result for the year which has been calculated on the historical cost basis.

GLENCAR MINING PLC

GROUP BALANCE SHEET AS AT 31 DECEMBER 2001

	31-Dec-01 US$	31-Dec-00 US$	Pro-Forma Unaudited 31-Dec-01 US$
FIXED ASSETS			
Intangible and tangible assets	7,609,121	16,933,853	2,512,974
CURRENT ASSETS			
Stock	6,343,454	14,474,040	-
Debtors	84,825	235,064	73,199
Cash at bank	955,474	2,680,027	409,622
	7,383,753	17,389,131	482,821
CREDITORS (Amounts falling due within one year)	(54,502,186)	(16,709,928)	(570,100)
NET CURRENT (LIABILITIES) / ASSETS	(47,118,433)	679,203	(87,279)
TOTAL ASSETS LESS CURRENT LIABILITIES	(39,509,312)	17,613,056	2,425,695
CREDITORS (Amounts falling due after more than one year)	-	(37,622,572)	-
TOTAL NET (LIABILITIES) / ASSETS	(39,509,312)	(20,009,516)	2,425,695
CAPITAL AND RESERVES			
Called up share capital	3,423,001	3,505,093	4,090,288
Share premium account	35,629,820	35,629,820	39,127,373
Capital conversion reserve fund	82,092	-	82,092
Profit and loss account (deficit)	(59,815,148)	(46,980,774)	(40,762,869)
TOTAL CAPITAL EMPLOYED	(20,680,235)	(7,845,861)	2,536,904
MINORITY INTEREST IN SUBSIDIARY UNDERTAKING	(18,829,077)	(12,163,655)	(111,209)
	(39,509,312)	(20,009,516)	2,425,695

Glencar
mining plc

26 Upper Mount Street, Dublin 2, Ireland
Tel: 353 1 661 9974, Fax: 353 1 661 1205, e-mail: info@glencarmining.ie

Press Release August 1st 2002

Glencar Mining plc ("Glencar" or "the Company")

Disposal of subsidiary

Glencar is pleased to announce that it has reached agreement to sell its wholly owned subsidiary company, Rennicks and Bennett Limited ("R&B") to Tara Mines Limited ("Tara"), the owner of the major zinc mine at Navan, Co. Meath. Tara has agreed to purchase R&B for EUR65,000. Tara will also repay loans owed by R&B to Glencar totalling EUR535,000.

The sale of the R&B subsidiary together with the repayment of the debt owed by R&B to Glencar will realise its value in the Balance Sheet for the Company as at 31 December 2001. The proceeds of sale and debt repayment will be used for general working capital purposes and in the development of the new investment opportunities currently being considered by Glencar.

The R&B prospecting licence (P.L.1496) is adjacent to the Tara mining lease and it is believed that the Tara orebody extends into the R&B property. Drilling carried out by Glencar on P.L.1496 has shown the presence of significant zinc mineralisation adjacent to the Tara orebody but further extensive drilling and evaluation would be required to determine its commerciality.

We are pleased to have been able to conclude this sale, despite the current depressed zinc market. The proceeds of disposal will assist Glencar in the process of developing a positive future for the Company and its shareholders.

Ends

1 August 2002

Contact:

Hugh McCullough
Glencar Mining   +353 (0)1 661 9974